FFC CAPITAL ADVISORS, LLC
NEW ORLEANS, LOUISIANA

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (901,509)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Depreciation and amortization expense	52,847
Impairment loss on intangible asset	31,956
Changes in operating assets and liabilities:	
Receivables from clearing organizations	903
Due from/to affiliates	(51,197)
Other assets	1,647
Accounts payables and accrued expenses	(65,839)
Payables to clearing organizations	36,394
Deferred rent	(6,230)
Other liabilities	163
Net cash used in operating activities	(900,865)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(577)
Net cash used in investing activities	(577)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(105,000)
Net cash used in investing activities	(105,000)
NET DECREASE IN CASH	(1,006,442)
Cash, beginning of year	1,267,114
Cash, end of year	$ 260,672

The accompanying notes are an integral part of this financial statement.